
BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

SUPPL

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Monday, 5 June 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	2

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange –

1. BresaGen defers plans to expand into Mammalian Cell-Derived Products, dated 5 June 2006.





06014178

RECEIVED
2006 JUN -7 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours sincerely
Irene Thompson

For

Trudy Fenton
Corporate Administrator

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

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This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution this information or any information this facsimile may contain by anyone other than the addressee, is prohibited. If you have received this document in error, please advise BresaGen by telephone and then return it by mail to the address above. We shall refund in full your costs in doing so.


BresaGen

ASX Release: 5 June 2006

BresaGen defers plans to expand into Mammalian Cell-Derived Products

On 8th November, 2005, BresaGen advised the market of its intention to expand its contract process development business by moving into the area of mammalian cell-derived therapeutics. Its first client was to be Sydney-based biotechnology company Psiron Ltd.

Psiron Limited has informed the company that its clinical trial strategy has been reviewed and the company has now decided to carry out a series of Phase I trials in a number of different cancers before progressing to Phase II trials. As such it will no longer require product to be produced by BresaGen for the Phase II trials in the previously planned time frame.

As a result, BresaGen has deferred its plans to develop this part of its business. The Company continues to attract new clients through its protEcol™ Services business, and remains on track for a profit and loss break even this financial year.

For further information contact:
Dr Meera Verma
Chief Operating Officer
BresaGen Limited
Phone: 08 8234 2660

About BresaGen Limited (ASX:BGN)
BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies. www.bresagen.com.au.

About Psiron (ASX:PSX)
Psiron is an Australian biotechnology company (ASX:PSX) focused on the development and commercialisation of its oncolytic virus technology i.e. viruses for the treatment of cancer. Coxsackievirus A21 (CAVATAK™) and Echovirus 1 are 'wild type' viruses which target specific receptors which occur on the outside of some cancer cells. The viral-based cancer treatments under development by Psiron are directed at meeting the worldwide need for safe and efficacious cancer therapies. www.psiron.com.